1 Patria’s Third Quarter 2023 Earnings Presentation NOVEMBER 7, 2023

2 Disclaimer This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward- looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 3Q23 IFRS balance sheet and IFRS financial results are dependent on completed purchase price allocation for those transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies.

3 Patria Reports Third Quarter 2023 Results NOVEMBER 7, 2023 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the third quarter ended September 30, 2023. Conference Call Patria will host its third quarter 2023 investor conference call via public webcast on November 7, 2023, at 9:30 a.m. ET. To register, please use the following link: https://edge.media-server.com/mmc/p/6w6v2awj For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ About Patria Patria is a global alternative asset manager and industry leader in Latin America, with over 35 years of history, combined assets under management of $28.4 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities as the gateway for alternative investments in Latin America. Through a diversified platform spanning Private Equity, Infrastructure, Credit, Public Equities and Real Estate strategies, Patria provides a comprehensive range of products to serve its global client base. Further information is available at www.patria.com Dividend Patria has declared a quarterly dividend of $ 0.199 per share to record holders of common stock at the close of business on November 22, 2023. This dividend will be paid on December 8, 2023. Shareholder Relations Contacts | PatriaShareholderRelations@patria.com Josh Wood - T: +1 917 769 1611 E: josh.wood@patria.com | Andre Medina - T: +1 345 640 4904 E: andre.medina@patria.com

Patria's Third Quarter 2023 IFRS Results

- IFRS Net Income attributable to Patria was $18.5 million for 3Q23 and $71.4 million YTD

(US$ in millions)	3Q22	3Q23	YTD 3Q22	YTD 3Q23
Revenue from management fees	57.4	63.5	167.6	185.4
Revenue from incentive fees	0.1	0.0	0.2	0.1
Revenue from performance fees (1)	0.0	0.3	0.1	33.2
Revenue from advisory and other ancillary fees	0.5	1.1	2.5	2.1
Taxes on revenue (2)	(1.1)	(1.4)	(2.8)	(4.9)
Revenue from services	**57.0**	**63.5**	**167.6**	**215.9**
Personnel expenses (3)	(15.8)	(15.8)	(49.7)	(52.8)
Deferred Consideration (4)	(6.1)	(6.1)	(18.3)	(19.1)
Amortization of intangible assets	(4.1)	(5.9)	(13.0)	(16.3)
Carried interest allocation	-	(0.1)	-	(11.2)
General and Administrative expenses	(8.2)	(11.5)	(24.1)	(30.6)
Other income/(expenses) (5)	(6.3)	(6.8)	(13.5)	(19.5)
Share of equity-accounted earnings (6)	(0.7)	(0.0)	(1.6)	(0.6)
Net financial income/(expense) (7)	(0.4)	1.0	6.2	1.5
Income before income tax	**15.4**	**18.3**	**53.5**	**67.3**
Income tax (8)	(2.2)	0.6	(6.1)	5.1
Net income for the period	**13.2**	**18.8**	**47.4**	**72.4**
Attributable to:				
Owners of the Parent	**12.2**	**18.5**	**46.4**	**71.4**
Non-controlling interests (9)	**1.0**	**0.4**	**1.0**	**1.0**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

4

5 Update Quarterly Message from Patria’s CEO – Alex Saigh “As we look to Patria’s progress in the 3rd quarter, our message is simple: We delivered another strong set of results, and we continue to drive growth in a market environment where growth does not come easy. We are executing on our M&A goals aligned with our strategic pillars and leveraging our diversified platform to capture areas of strength across the investment landscape. As of the end of Q3, our Total AUM and Fee Earning AUM were up 7% and 15% respectively from one year ago, but that’s only part of the story. Through early November, we have now accumulated nearly $4.9 billion in total capital formation in 2023. This includes organic inflows of $1.3 billion in the 3rd quarter, and an additional $480 million secured in early Q4, bringing our YTD organic inflows to nearly $3.7 billion. On the inorganic front, I’m happy to announce that we just closed our new joint venture with Bancolombia last week on November 1, which will add about $1.2 billion of additional permanent capital AUM to reach the $4.9 billion capital formation figure. We also just recently announced the agreement to acquire a private equity solutions platform from abrdn, which manages another $9 billion of AUM, and we expect that transaction to close in the first half of 2024. Between organic and inorganic activity, we have closed or signed more than $13 billion of new AUM for the platform this year, and pro forma for the closings of pending M&A transactions, our Total AUM and Fee Earning AUM would rise to approximately $38 billion and $31 billion, respectively, with permanent capital vehicles rising from 7% to approximately 13% of Fee Earning AUM. Indeed, despite a challenging environment for our industry, Patria continues to execute, and we do expect to reach our targets for 2023. We were very pleased to see Fee Related Earnings rise to $36 million in the 3rd quarter, up more than 6% compared to the prior quarter and up 14% compared to 3Q22. This brings year-to- date FRE to $101 million, and we expect to reach our target of $150 million for the full year with additional revenue uplift in the 4th quarter from fee activations in our newest funds, as well as careful management of our expenses. On organic inflows, as noted, we have secured about $3.7 billion year to date, and we still see the path to reach around the $5 billion mark by the end of the year based on the pipeline we see in these final two months, although getting final signatures on closings can always be a challenge near the end of the year. To summarize, we continue to execute on our strategic pillars of growth, and I’m very pleased with our performance and resilience amid a challenging backdrop for our sector. We continue to build towards the targets we set for 2025, and I remain confident in our ability to deliver for our shareholders.”

6 ▪ Total Assets Under Management (“AUM”) of $28.4 billion as of September 30, 2023, up 7% compared to one year ago ▪ Fee-Earning AUM (“FEAUM”) of $21.5 billion as of September 30, 2023, up 15% compared to one year ago ▪ Organic inflows of $1.3 billion in 3Q23 and $3.6 billion in the LTM ▪ Total Deployment in drawdown funds of $479 million in 3Q23 and $1.5 billion in the LTM ▪ Realizations in drawdown funds of $217 million in 3Q23 and $2.1 billion in the LTM Patria’s Third Quarter 2023 Summary Financial Measures Key Business Metrics ▪ Fee Related Earnings (“FRE”) of $36.0 million in 3Q23, up 14% compared to 3Q22 ▪ Performance Related Earnings (“PRE”) of $156 thousand in 3Q23, compared to zero in 3Q22 ▪ Distributable Earnings (“DE”) of $34.6 million in 3Q23, up 17% compared to 3Q22 ▪ Net Accrued Performance Fees were $469 million as of September 30, 2023 or $3.17 per share, up 5% from one year ago ▪ Declared quarterly dividend of $0.199 per common share payable on December 8, 2023 See notes and definitions at end of document

Patria's Third Quarter 2023 Earnings

- Distributable Earnings ("DE") of $34.6 million in 3Q23 and $117.3 million YTD

(US$ in millions)	3Q22	3Q23	% Δ	YTD 3Q22	YTD 3Q23	% Δ
Management Fees	55.8	61.7	11%	166.0	180.9	9%
(+) Incentive Fees	0.1	0.0		0.2	0.1	
(+) Other Fee Revenues	0.5	1.1		2.5	2.1	
(–) Taxes on Revenues (1)	(0.9)	(1.2)		(2.6)	(3.5)	
Total Fee Revenues	**55.4**	**61.6**	**11%**	**166.0**	**179.6**	**8%**
(–) Personnel Expenses	(15.6)	(14.0)	-10%	(46.4)	(47.6)	3%
(–) General and Administrative Expenses	(7.1)	(8.9)	26%	(21.0)	(24.9)	19%
(–) Placement Fees Amortization and Rebates (2)	(1.1)	(2.8)	155%	(4.0)	(6.1)	53%
Fee Related Earnings (FRE)	**31.7**	**36.0**	**14%**	**94.6**	**101.0**	**7%**
FRE Margin (%)	**57%**	**58%**		**57%**	**56%**	
Realized Performance Fees (After-Tax)	0.0	0.3		0.0	32.1	
(–) Carried interest allocation and bonuses (3)	-	(0.1)		-	(11.2)	
Performance Related Earnings (PRE)	**0.0**	**0.2**		**0.0**	**20.9**	
(+) Net financial income/(expense) (4)	0.1	1.6		4.0	2.5	
Pre-Tax Distributable Earnings	**31.8**	**37.8**		**98.7**	**124.4**	
(–) Current Income Tax (5)	(2.1)	(3.2)		(4.9)	(7.0)	
Distributable Earnings (DE)	**29.7**	**34.6**		**93.8**	**117.3**	
DE per Share	**0.20**	**0.23**		**0.64**	**0.79**	

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.

Note: For Patria's non-GAAP Income Statement, results for VBI Real Estate are reflected on a proportional consolidated basis to include Patria's 50% ownership stake on each line item. In the IFRS Income Statement, VBI Real Estate is fully consolidated on each line item and adjusted by non-controlling interest.

7

8 Fee Related Earnings (“FRE”) See notes and definitions at end of document. Totals may not add due to rounding. 31.7 36.0 1.1 2.8 22.6 22.9 $55.4 million $61.6 million 3Q22 3Q23 Total Fee Revenues Operating Expenses Fee Related Earnings +11% FRE Margin 56% 56%57% 58 94.6 101.0 4.0 6.1 67.4 72.5 $166.0 million $179.6 million YTD 3Q22 YTD 3Q23 Total Fee Revenues Operating Expenses Fee Related Earnings FRE Margin 56% 56%57% 56 ▪ Fee Related Earnings of $36.0 million in 3Q23 were up 14% compared to 3Q22, driven by Total Fee Revenue growth of 11% for the same period ▪ Recurring Management Fees in 3Q23 were up 11% compared to 3Q22 as fee activations in new funds and acquisitions drove net Fee Earning AUM growth ▪ Operating expenses in 3Q23 were up 1% compared to 3Q22 with increases in G&A expenses mostly offset by lower personnel expenses ▪ YTD Fee Related Earnings were $101 million, and we expect to reach our 2023 FRE target of $150 million with incremental growth in the fourth quarter +14% +1% +8% +7% +8% QUARTER YTD Placement Fees/Rebates Placement Fees/Rebates

9 Net Accrued Performance Fees ▪ Net Accrued Performance Fees were $469 million on September 30, 2023, similar to $472 million on June 30, 2023 ▪ Positive portfolio valuation impact of $321 million in 3Q23 was fully offset by local currency depreciation against the US dollar ▪ The current Net Accrued Performance Fees equate to $3.17 per share See notes and definitions at end of document. Totals may not add due to rounding. 206 106 131 … Net Accrued Performance Fees (US$ in millions) US$ 469 mn PE VI PE V IS III Others2 3Q23 Composition by Fund 2Q23 3Q23 445 (8) EoP FX US$/BRL 4.82 PE V (2015) EoP FX US$/BRL 5.01 Others2 Period Change in Balance by Fund (Vintage) IS IV 472 3Q22 EoP FX US$/BRL 5.41 46927 PE VI (2019) 1 (1) (2) IS III (2013) IS IV (2018) 1214

Total Assets Under Management

- Total AUM of $28.4 billion as of September 30, 2023, up 7% from $26.5 billion one year ago
- LTM growth was driven by capital inflows of $3.6 billion together with positive valuation and currency impact of $2.2 billion, partially offset by outflows of $(4.3) billion which included strong divestment activity in our flagship funds
- Total AUM is comprised of Fair Value of Investments of $23.4 billion and Uncalled Capital of $5.0 billion as of September 30, 2023



Private Equity
Infrastructure
Credit
Public Equities
Real Estate
Advisory & Distribution
(US$ in billions)
+7%
26.5
1.4
2.2
2.2
4.5
5.7
10.6
28.4
1.9
2.3
2.7
5.1
5.3
11.2
3Q22
3Q23

Fair Value of Investments



2.3
1.8
2.7
5.1
2.8
8.8
US$
23.4 bn

+ *Uncalled Capital*



0.1
2.6
2.4
US$
5.0 bn

Capital Formation

- $1.3 billion of organic inflows in 3Q23 across a diversified product offering and nearly $3.7 billion secured through early Q4
- $4.9 billion of total capital formation secured through early Q4 including inorganic inflows[1]
- Including pending M&A transactions[2], we have closed or signed $13.8 billion of new AUM for the platform this year

PATRIA

(1) Partnership with Bancolombia announced on July 5, 2023 and closed on November 1, 2023; (2) Agreement to acquire private equity solutions platform from abrdn announced on October 16, 2023 and expected to close in the first half of 2024
See notes and definitions at end of document. Totals may not add due to rounding.

10

Portfolio Activity - Drawdown Funds

Total Deployment[1] ($mn) (Invested + Reserved)	4Q22	1Q23	2Q23	3Q23	LTM 3Q23
Total	**635**	**131**	**214**	**479**	**1,459**
Private Equity	515	-	194	36	745
Infrastructure	120	127	-	424	671
Others[2]	-	4	20	19	43

Valuation Impact ($mn) Increase (Decrease)	4Q22	1Q23	2Q23	3Q23	LTM 3Q23
Total	**117**	**(526)**	**257**	**321**	**169**
Private Equity	(63)	(576)	141	189	(309)
Infrastructure	197	47	101	101	446
Others[2]	(17)	3	16	32	34

Realizations ($mn)	4Q22	1Q23	2Q23	3Q23	LTM 3Q23
Total	**122**	**62**	**1,699**	**217**	**2,100**
Private Equity	2	44	118	48	212
Infrastructure	103	4	1,561	140	1,808
Others[2]	16	14	20	29	79

- $479 million deployed in 3Q23 primarily related to the recently announced toll road investment (Infrastructure Fund V) and $1.5 billion deployed in the LTM
- Positive valuation impact of $321 million in 3Q23 (excluding currency impact) driven by appreciation in both Private Equity and Infrastructure
- Realizations were $217 million in 3Q23 driven mainly by partial divestments in Hidrovias do Brasil (Infrastructure Fund II), and $2.1 billion in the LTM driven by the closings of divestment transactions for ODATA and Entrevias (Infrastructure Fund III), and block sales of SmartFit (Private Equity Fund V)

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.

(1) Total Deployment represents the incremental capital invested or reserved in the period, as this reflects the most relevant activity driving fee revenue and the fundraising cycle.

(2) Others include Credit and Real Estate drawdown funds.

11

Fee Earning Assets Under Management

- Fee Earning AUM (FEAUM) of $21.5 billion in 3Q23 was up 15% from one year ago driven by $3.3 billion of inflows and $1.4 billion of valuation and currency impact, partially offset by $2.0 billion of outflows
- Management Fees of $61.7 million in 3Q23 were up 11% compared to 3Q22 as fee activations in new funds and acquisitions drove net Fee Earning AUM growth
- $2.1 million of accrued Incentive Fees as of September 30, 2023, driven by our credit products



Private Equity
Infrastructure
Credit
Public Equities
Real Estate
Advisory & Distribution
(US$ in billions)
15%
18.6
21.5
1.4
1.7
2.2
4.3
3.2
5.7
2.1
1.9
2.7
5.0
3.1
6.6
3Q22
3Q23



3Q23 Mgmt. Fee Revenue Breakdown Per Strategy
US$ 61.7 mn
45%
19%
17%
9%
5%
6%

PATRIA

Note: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. See notes and definitions at end of document. Totals may not add due to rounding.

12

Platform Overview by Asset Class

Asset Class	*FEAUM by Structure*			*Fee Basis*	*Duration*	*Currency Exposure Hard / Soft (%)*	*Effective Mgmt. Fee Rate*
Private Equity	**$6.7bn**	100%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	97% / 3%	1.7%
Infrastructure	**$3.1bn**	93%	Drawdown Funds	Hybrid: Committed/ Deployed Capital at Cost	Long-dated & Illiquid	79% / 21%	1.5%
		7%	Infrastructure Core	Net Asset Value	Permanent Capital	0% / 100%	
Credit	**$5.0bn**	94%	Open/Evergreen Funds	Net Asset Value	Periodic/Limited liquidity	72% / 28%	0.8%
		6%	Drawdown Funds	Net Asset Value	Long-dated & Illiquid	0% / 100%	
Public Equities	**$2.7bn**	100%	Open/Evergreen Funds	Net Asset Value	Periodic/Limited liquidity	0% / 100%	0.7%
Real Estate	**$1.9bn**	29%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	66% / 34%	1.0%
		71%	REITs	Net Asset Value	Permanent Capital	0% / 100%	
Advisory & Distribution	**$2.1bn**	34%	Advisory	Net Asset Value	Periodic/Limited liquidity	23% / 77%	0.5%
		66%	Distribution Partnerships	Based on Underlying Fund	Long-dated & Illiquid	100% / 0%	
Total	**$21.5bn**					**65% / 35%**	**1.2%**

PATRIA

Note: *Currency Exposure Hard / Soft (%)* reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. *Effective Management Fee Rate* reflects the LTM management fee revenue divided by the average FEAUM for the past 12 months. Real Estate *Effective Mgmt. Fee Rate* includes the proforma impact of 100% of VBI which is effective at Patria's 50% ownership level. Private Equity effective management fee rate is temporarily impacted by fee holiday terms for our latest vintage flagship fund.

13

14 Total AUM Roll Forward Three Months Ended September 30, 2023 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 2Q23 11,227 4,970 4,913 2,714 1,848 2,537 28,209 Acquisitions1 - - - - - - - Inflows2 43 421 196 279 100 273 1,313 Outflows3 (48) (145) (97) (78) (77) (390) (836) Valuation Impact 193 121 118 (107) 28 9 362 FX (310) (149) (68) (138) (23) (101) (788) Funds Capital Variation4 70 96 (11) - (4) - 151 AUM 3Q23 11,176 5,312 5,052 2,669 1,873 2,329 28,411 Twelve Months Ended September 30, 2023 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 3Q22 10,564 5,674 4,517 2,174 1,352 2,220 26,501 Acquisitions1 468 - - - - - 468 Inflows2 250 948 518 679 481 747 3,624 Outflows3 (278) (1,822) (620) (624) (157) (758) (4,260) Valuation Impact (311) 448 563 345 99 43 1,186 FX 514 152 51 96 101 77 992 Funds Capital Variation4 (32) (88) 23 (1) (2) - (101) AUM 3Q23 11,176 5,312 5,052 2,669 1,873 2,329 28,411 See notes and definitions at end of document. Totals may not add due to rounding.

Total FEAUM Roll Forward

Twelve Months Ended September 30, 2023 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	Advisory & Distribution	*Total*
FEAUM 3Q22	**5,733**	**3,243**	**4,339**	**2,176**	**1,351**	**1,741**	**18,584**
Acquisitions[1]	222	-	-	-	-	-	222
Inflows[2]	765	305	515	680	473	536	3,273
Outflows[3]	(95)	(548)	(416)	(624)	(138)	(161)	(1,981)
Valuation Impact	(0)	23	540	344	109	(57)	960
FX and Other	14	82	37	95	136	33	399
FEAUM 3Q23	**6,639**	**3,106**	**5,015**	**2,671**	**1,931**	**2,094**	**21,457**

Three Months Ended September 30, 2023 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	Advisory & Distribution	*Total*
FEAUM 2Q23	**6,708**	**3,404**	**4,898**	**2,716**	**1,891**	**1,956**	**21,573**
Acquisitions[1]	-	-	-	-	-	-	-
Inflows[2]	49	232	173	279	130	262	1,126
Outflows[3]	(95)	(510)	(71)	(78)	(70)	(30)	(854)
Valuation Impact	-	9	82	(108)	37	(41)	(21)
FX and Other	(22)	(29)	(66)	(138)	(57)	(53)	(366)
FEAUM 3Q23	**6,639**	**3,106**	**5,015**	**2,671**	**1,931**	**2,094**	**21,457**

PATRIA

Notes: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. See notes and definitions at end of document. Totals may not add due to rounding.

15

Investment Performance - Drawdown Funds

(in Thousands, Except Where Noted)		Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
Private Equity									
PE I (1997)	234,000	Divested	163,812	-	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	-	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,596	Divested	614,685	1,938	1,193,519	1,195,457	1.9x	8%	19%
PE IV (2011)	1,270,853	118%	1,211,957	1,390,511	209,465	1,599,975	1.3x	1%	8%
PE V (2015)	1,807,389	116%	1,535,623	3,308,299	220,569	3,528,868	2.3x	15%	20%
PE VI (2019)	131,597	111%	1,682,787	2,637,404	36,065	2,673,469	1.6x	15%	14%
PE VII (2022)	1,179,148	Fundraising	235,725	246,891	-	246,891	1.x	n/m	n/m
Total Private Equity ex. Co-Inv	**5,244,583**		**5,496,237**	**7,585,042**	**2,991,723**	**10,576,765**	**1.9x**	**13%**	**17%**
Co investments	745,010	100%	745,010	548,820	108,249	657,070	0.9x	n/m	n/m
Total Private Equity	**5,989,593**		**6,241,246**	**8,133,862**	**3,099,972**	**11,233,834**	**1.8x**	**12%**	**16%**
Infrastructure									
Infra II (2010)	1,154,385	102%	997,679	323,709	880,544	1,204,253	1.2x	0%	10%
Infra III (2013)	1,676,237	115%	1,306,477	774,660	2,213,264	2,987,925	2.3x	13%	21%
Infra IV (2018)	1,941,000	112%	763,003	1,055,480	21,904	1,077,383	1.4x	13%	11%
Total Infrastructure ex. Co-Inv	**4,771,622**		**3,067,158**	**2,153,848**	**3,115,712**	**5,269,561**	**1.7x**	**7%**	**15%**
Co investments	1,030,516	84%	866,449	434,142	917,826	1,351,968	1.6x	n/m	n/m
Total Infrastructure	**5,802,138**		**3,933,607**	**2,587,990**	**4,033,539**	**6,621,529**	**1.7x**	**8%**	**17%**
Real Estate/Agribusiness	**(BRL)**	%	**(BRL)**	**(BRL)**	**(BRL)**	**(BRL)**	**(BRL)**	**(USD)**	**(BRL)**
RE I (2004)	177,362	Divested	168,335	-	459,072	459,072	2.7x		24%
RE II (2009)	996,340	87%	1,030,449	9,783	1,151,743	1,161,526	1.1x		5%
RE III (2013)	1,310,465	86%	1,172,773	410,874	157,616	568,489	0.5x		-12%
Farmland (2018)	149,043	Divested	61,019	-	96,684	96,684	1.6x		14%
Co investments	1,107,668	100%	1,093,900	9,023	-	9,023	0.0x		-70%
Total Real Estate/Agri	**3,740,879**		**3,526,476**	**429,679**	**1,865,115**	**2,294,794**	**0.7x**		**-10%**

PATRIA

Note: Patria will report investment performance for funds/strategies with Total AUM equal or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO. Going forward, new funds will be reported as they reach the $500 million threshold.

16

17 Investment Performance - Credit & Public Equities Note: Includes composite investment performance for funds of strategies with or which have reached in the past Total AUM of $500 million or more, and where relevant, a weighted composite of underlying benchmarks 1yr 3yr 5yr Since Incep. Latam Equities (2008) USD 1,326 12.4% 20.4% 10.1% 4.1% 3.1% Benchmark: Latam Equities Index 13.2% 19.4% 14.1% 3.4% 0.7% 241 bps Chilean Equities (1994) CLP 1,042 11.8% 16.6% 15.8% 2.4% 13.2% Benchmark: Chilean Equities Index 12.2% 21.9% 14.7% 1.1% 7.9% 526 bps Latam High Yield (2000) USD 3,301 8.5% 11.5% 8.5% 4.4% 10.8% Benchmark: CEMBI Broad Div Latam HY 4.3% 12.2% 2.9% 3.4% 7.0% 382 bps Latam Local Currency Debt (2009) USD 805 14.7% 22.3% 9.6% 4.4% 3.9% Benchmark: GBI Broad Div Latam 17.0% 24.6% 6.1% 3.8% 3.0% 94 bps Chilean Fixed Income (2012) USD 498 5.8% 10.1% 10.6% 6.7% 8.6% Benchmark: Chilean Fixed Income Index -1.0% 6.7% 3.6% 5.4% 6.7% 195 bps Compounded Annualized Net Returns Excess Return Since Incept. Public Equities Credit Asset Class Strategy Functional Currency Strategy AUM (USD Mn) YTD

18 Reconciliations and Disclosures

19 Share Summary 3Q22 4Q22 1Q23 2Q231 3Q23 Class A Common Shares 54,247,500 54,247,500 54,247,500 54,930,241 54,930,241 Class B Common Shares 92,945,430 92,945,430 92,945,430 92,945,430 92,945,430 Total Shares Outstanding 147,192,930 147,192,930 147,192,930 147,875,671 147,875,671 (1) 682,741 shares issued in 2Q23 related to consideration for M&A activity

20 (US$ in millions) 3Q22 4Q22 1Q23 2Q23 3Q23 Management Fees 55.8 54.6 57.5 61.6 61.7 (+) Incentive Fees 0.1 5.9 0.1 0.0 0.0 (+) Other Fee Revenues 0.5 1.7 0.5 0.5 1.1 (–) Taxes on Revenues (1) (0.9) (1.1) (1.0) (1.3) (1.2) Total Fee Revenues 55.4 61.0 57.1 60.8 61.6 (–) Personnel Expenses (15.6) (18.8) (16.8) (16.8) (14.0) (–) Administrative Expenses (7.1) (5.6) (7.6) (8.3) (8.9) (–) Placement Fees Amortization and Rebates (2) (1.1) (1.3) (1.6) (1.8) (2.8) Fee Related Earnings (FRE) 31.7 35.3 31.2 33.8 36.0 FRE Margin (%) 57% 58% 55% 56% 58% Realized Performance Fees (After-Tax) 0.0 29.1 15.5 16.4 0.3 (–) Carried interest allocation and bonuses (3) - (10.2) (5.4) (5.7) (0.1) Performance Related Earnings (PRE) 0.0 18.9 10.0 10.7 0.2 (+) Net financial income/(expense) (4) 0.1 0.6 (1.0) 1.9 1.6 Pre-Tax Distributable Earnings 31.8 54.9 40.2 46.4 37.8 (–) Current Income Tax (5) (2.1) (1.6) (1.1) (2.8) (3.2) Distributable Earnings (DE) 29.7 53.3 39.1 43.6 34.6 DE per Share 0.20 0.36 0.27 0.30 0.23 Patria’s Earnings – 5 Quarter View See notes and definitions at end of document

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	3Q22	4Q22	1Q23	2Q23	3Q23
Management Fees	55.8	54.6	57.5	61.6	61.7
(+) Incentive Fees	0.1	5.9	0.1	0.0	0.0
(+) Other Fee Revenues	0.5	1.7	0.5	0.5	1.1
(–) Taxes on Revenues	(0.9)	(1.1)	(1.0)	(1.3)	(1.2)
Total Fee Revenues	**55.4**	**61.0**	**57.1**	**60.8**	**61.6**
(–) Personnel Expenses	(15.6)	(18.8)	(16.8)	(16.8)	(14.0)
(–) Administrative Expenses	(7.1)	(5.6)	(7.6)	(8.3)	(8.9)
(–) Placement Fees Amortization and Rebates	(1.1)	(1.3)	(1.6)	(1.8)	(2.8)
Fee Related Earnings (FRE)	**31.7**	**35.3**	**31.2**	**33.8**	**36.0**
Realized Performance Fees (After-Tax)	0.0	29.1	15.5	16.4	0.3
(–) Carried interest allocation and bonuses	-	(10.2)	(5.4)	(5.7)	(0.1)
Performance Related Earnings (PRE)	**0.0**	**18.9**	**10.0**	**10.7**	**0.2**
(+) Net financial income/(expense)	0.1	0.6	(1.0)	1.9	1.6
Pre-Tax Distributable Earnings	**31.8**	**54.9**	**40.2**	**46.4**	**37.8**
(–) Current Income Tax	(2.1)	(1.6)	(1.1)	(2.8)	(3.2)
Distributable Earnings (DE)	**29.7**	**53.3**	**39.1**	**43.6**	**34.6**
(-) Deferred Taxes (1)	0.1	(0.5)	(1.9)	10.6	4.0
(-) Amortization of intangible assets from acquisition (2)	(4.3)	(4.5)	(4.7)	(4.7)	(4.8)
(-) Long term employee benefits (3)	(0.1)	(0.4)	(0.7)	(0.5)	(1.1)
(-) Deferred and contingent consideration (4)	(7.3)	8.4	(7.2)	(8.7)	(7.7)
(-) Other transaction costs (5)	(1.4)	(3.9)	(2.5)	2.1	(3.4)
(-) Derivative financial instrument gains/(losses) (6)	(0.8)	(2.1)	(1.3)	(3.4)	(2.9)
(-) SPAC expenses and transaction costs (7)	(3.7)	(3.7)	(3.5)	(3.3)	(0.2)
Net income for the period (8)	**12.2**	**46.5**	**17.2**	**35.7**	**18.5**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

21

22 IFRS Balance Sheet Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document. (US$ in millions) 12/31/2022 9/30/2023 (US$ in millions) 12/31/2022 9/30/2023 Assets Liabilities and Equity Cash and cash equivalents 26.5 17.5 Client funds payable 23.6 11.1 Client funds on deposit 23.6 11.1 Consideration payable on acquisition (8) 33.2 52.7 Short term investments (1) 285.9 205.5 Personnel and related taxes (9) 27.1 15.3 Accounts receivable (2) 125.4 114.8 Taxes payable 0.9 8.2 Project advances 5.7 11.2 Carried interest allocation (10) 10.4 9.5 Other assets (3) 6.8 9.9 Derivative financial instuments 1.1 0.7 Recoverable taxes 5.7 9.4 Commitment subject to possible redemption (11) 234.1 184.0 Other liabilities (12) 7.6 41.5 Current Assets 479.6 379.4 Current liabilities 338.0 323.0 Accounts receivable (2) 6.3 17.7 Gross obligation under put option (13) 73.4 85.4 Deferred tax assets (4) 1.7 14.3 Consideration payable on acquisition (8) 33.4 34.5 Project advances 0.9 1.2 Carried interest allocation (10) 2.1 5.2 Other assets 2.0 2.4 Personnel liabilities 1.7 2.2 Long term investments (5) 35.3 53.4 Deferred tax liabilities - - Derivative financial instruments (6) 6.3 5.5 Other liabilities 14.1 13.0 Investments in associates 8.0 0.7 Non-current liabilities 124.7 140.3 Property and equipment 24.6 23.8 Intangible assets (7) 411.5 438.4 Total liabilities 462.7 463.3 Non-current assets 496.6 557.4 Capital 0.0 0.0 Additional paid-in capital 485.2 495.3 Performance Share Plan (14) 1.5 2.5 Retained earnings 77.6 33.3 Cumulative translation adjustment (11.5) (16.8) Equity attributable to the owners of the parent 552.8 514.3 Non-controlling interests (39.3) (40.8) Equity 513.5 473.5 Total Assets 976.2 936.8 Total Liabilities and Equity 976.2 936.8

23 Notes Notes to page 4 – Patria’s Third Quarter 2023 IFRS Results (1) Performance fees determined in accordance with the funds offering documents and/or agreements with Limited Partners, based on the expected value for which it is highly probable that a significant reversal will not occur (2) Taxes on revenue represent taxes on services in some of the countries where Patria operates (3) Personnel expenses consist of fixed compensation costs composed of salaries and wages, rewards and bonuses, social security contributions, payroll taxes and short and long-term benefits (4) Deferred consideration is accrued for services rendered during retention period of employees from acquired businesses (5) Includes share issuance expenses related to the Initial Public Offering concluded on March 14, 2022, of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC"), and other acquisition related transaction costs including M&A expenses, unwinding of considerations payable and gross obligations under put options on acquired business (6) Includes earnings and amortization on intangible assets from investments in associates (7) Mainly composed by the fair value adjustments from: long-term investments, derivative financial instruments and foreign exchange variance (8) Income tax includes both current and deferred tax expenses for the period (9) Represents the non-controlling interest of VBI Real Estate Notes to pages 7 – Patria’s Third Quarter 2023 Earnings and 20 – Patria’s Earnings – 5 Quarter View (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees which are excluded from Patria’s Fee Related Earnings (2) Placement Fees amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds (3) Performance fee payable to carried interest vehicle have been deducted from performance related earnings (4) Net financial income/(expense) includes share of equity-accounted earnings, and unrealized gains/(losses) on financial instruments excluding unrealized gains/(losses) on option arrangements from business combination, warrants and other net financial income/(expenses) related to the SPAC (5) Current Income Tax represents tax expenses based on each jurisdiction’s tax regulations

24 Notes Notes to page 9 – Net Accrued Performance Fees (1) Beginning with 1Q23, we are reporting Net Accrued Performance Fees balances net of related compensation and revenue taxes only. Disclosures in prior periods were also reflected net of related corporate income taxes and for comparative purposes we have now adjusted prior periods to be consistent with current reporting methodology. (2) Others include Private Equity funds III, Infrastructure fund II, Moneda Alturas II and Kamaroopin´s legacy Growth Equity fund Notes to page 14 – Total AUM Roll Forward 1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows generally reflects fundraising activity in the period 3) Outflows generally reflects divestment activity in our drawdown funds, dividends, and redemption activity in funds that offer periodic liquidity 4) Funds Capital Variation generally reflects the change in cash-on-hand balances at the fund level during the period. This includes but is not limited to: (i) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been distributed to limited partners and (iii) amounts used to pay down capital call financing facilities Notes to page 15 – Total FEAUM Roll Forward 1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dependent on the individual fee terms of each fund 3) Outflows reflects decreases to the management fee basis of our funds related to divestment activity or a contractual basis stepdown in drawdown funds, redemption activity in funds that offer periodic liquidity, and dividends in certain funds with fees based on NAV.

25 Notes Notes to Page 21 – Reconciliation of IFRS to Non-GAAP Measures (1) Deferred Taxes are temporary taxable differences mostly from non-deductible employee profit sharing expenses, performance fees and quarterly revaluation of derivatives (IFRS note "Income Tax Expenses") (2) Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationship, and brands (3) Expenses with equity-based compensation and long-term employee benefits from acquired businesses. Includes Officers’ Fund tracking shares, IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business (4) Expenses for acquisition costs accruals. (i) Deferred consideration is accrued over retention period of key management from acquired businesses. (ii) Contingent consideration is the fair value adjustment of earn-out payables. (5) Non-recurring expenses associated with business acquisitions and restructuring (6) Unrealized gains and losses on warrants issued by the SPAC and option arrangements from acquisition-related transactions (7) SPAC's expenses are excluded from Distributable Earnings (8) Reflects net income attributable to owners of the Parent Notes to Page 22 – IFRS Balance Sheet Results (1) The balance includes trust account of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC") (2) Current and non-current accounts receivable mainly related to management and performance fees (3) Other assets includes working capital movements related to prepaid expenses and advances (4) Deferred Taxes are temporary taxable differences mostly from non-deductible employee profit sharing expenses, performance fees and quarterly revaluation of derivatives (IFRS note "Income Tax Expenses") (5) The long-term investments includes GP commitments into the funds (6) Includes derivative financial instruments from acquisition related activity (7) Includes the intangible assets from associate companies of the group (8) Primarily composed of goodwill, non-contractual customer relationships and brands from business acquisitions and their amortization (9) The payable amounts relate to purchase consideration payable for business acquisitions, which include amounts contingent to the business performance over a specific period of time (10)Primarily composed by salaries, wages and employee profit-sharing (11)Reflects 35% of performance fees receivable to be paid to a carried interest vehicle when the carried interests are collected from the funds (12)Liabilities related to SPAC for warrants (ticker PLAOW) and redeemable SPAC Class A ordinary shares (PLAO) (13)Gross obligation related to option arrangements from acquisition-related activity of businesses (14)Reflects the share-based incentive plan

26 Definitions • Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses). DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income. • Drawdown Funds are illiquid, closed-end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10-14 years. • Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date. Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement. • Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity base compensation and non-recurring expenses. • Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital. • Incentive Fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments. • Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings. • Net IRR represents the cash-weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals. Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund. • Pending FEAUM refers to committed capital that is eligible to earn management fees but is not yet activated per the basis defined in the applicable management agreement. • Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals. We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third-party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund. • Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us plus the investments directly made by others in the invested companies when offered by us as co-investments. In general, Total AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments; and (ii) uncalled capital, which is the difference between committed and called capital.